Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail "firstpoint@firstpointminerals.com"
TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	July 12th, 2004

New Drill Program proposed for First Point's Rio Luna Project

Dr. Peter M D Bradshaw, P. Eng., Executive Chairman of First Point Minerals Corp. (TSXV: FPX) is pleased to update results from the drill program on the Balsamo Target of the Rio Luna Gold Project, Nicaragua. Two additional drill holes have been completed on this target, which is located on the same vein structure as, but about 500 meters west of, the Balsamo East target:

  Drill Hole RL-28 intersected the main vein over a width of 9.7 meters at a shallow depth, and averaged 1.2 grams/tonne (g/t) gold. Management considers this intersection to be significant, because it is 85 meters west of hole 3 and similar in width to the main vein intersected at greater depth in Drill Hole RL-3.
  Drill Hole RL-27 intersected anomalous gold values in the vein over 4.1 meters, a width that is similar to that encountered in Drill Hole RL-2, but at a depth that is approximately 50 meters lower.
SIGNIFICANT DRILL INTERVALS BALSAMO TARGET AREA
Hole #	From	To	Meters	Gold (g/t)
DD-RL-27	102.0	106.1	4.1	0.2
DD-RL-28	9.5	19.2	9.7	1.2
* DD-RL-1	10.7	11.9	1.2	1.4
	35.5	37.7	2.2	0.5
* DD-RL-2	18.5	21.5	3.0	0.1
	49.2	53.5	4.3	0.9
* DD-RL-3 including	36.3	45.4	9.1	6.2
	42.8	45.4	2.6	19.4
* DD-RL-4	46.6	47.5	0.9	0.4
	55.4	58.0	2.6	0.2

*	Previously Released

The first phase of the drill program, totaling 2,400 meters in 28 holes, is now complete. Trenching has been expanded and the second drilling program will commence when the heavy rains begin to abate, which typically occurs in mid August.

Management is very encouraged by the results generated to date, particularly the high grade intercepts in Drill Holes 3 and 9, both presently interpreted to be in the same main El Paraiso Vein, and Drill Holes 21 and 22 in the North Vein, which were completed late in the first phase of drilling. The high grade results, the quartz textures and the geochemistry all indicate that the recently completed drill program intersected the veins near the top of the mineralized zones. This suggests excellent exploration potential exists at depth and along strike and that an expanded work program is warranted. While sometimes variable in structure and grade, low sulphidation epithermal veins host some of the most profitable mines in the Americas. The recent blind discovery of the Dorada Vein at the 2.2 million ounce gold equivalent El Piñon Mine in Chile (Meridian Gold news release June 29, 2004) and the recent discovery at the 3 million ounce El Limon Mine in Nicaragua (Glencairn news release July 5, 2004) support the systematic exploration approach being followed by First Point.

Greater detail on the results to date, including maps and sections, are available on the Company's web site at www.firstpointminerals.com. Select the "Properties" tab and refer to the section captioned "Rio Luna Gold-Silver"

Next Exploration Phase

The next exploration phase has three primary objectives: (i) step-out drill testing both at greater depth and along strike of the high grade intersections; (ii) drill test new vein targets, and (iii) additional trenches to extend the strike of known veins and to follow-up numerous quartz vein boulder trains to locate and sample new veins as further drill targets.

(i)               A step-out drill program designed to expand the high-grade targets along strike and at depth will commence in August, when weather conditions begin to improve. Initial targets are listed below:

Results from previous drilling
Target location	Description of proposed drilling	Drill hole number	Estimated true width (meters)	Gold (g/t)
Balsamo East - North vein	Along strike to the west and deeper, down dip	RL-21 RL-22	3.2 5.2	15.8 13.5
Balsamo East - South vein	Initially deeper down dip	RL- 8	13.4	1.1
Balsamo	Along strike east and west and deeper down dip	RL- 3 RL-28	2.6 9.7	19.4 1.2
Santa Rita	Along strike east and west	RL- 9	1.3	19.0

(ii)              To date only 800 meters of the 8,800 meters of known veins have been drill tested, mostly to shallow depths only. A number of holes will be targeted on previously untested vein targets identified by trenching. This drilling will be coordinated with the higher priority step-out drilling.

		Results from previous trenching
Target location	Description of proposed work	Meters	Gold (g/t)
Lomita vein	drill holes below the trench	4.9	4.2
Santa Juana	drill holes below the trench	6.2	0.9
Filidelfia	drill holes below the trench	5.7	0.7

(iii)             Additional trenching has commenced on extensions of known veins and will also follow-up additional targets represented by quartz vein boulders whose sources have not yet been identified.

ON BEHALF OF THE BOARD OF DIRECTORS

"Peter Bradshaw"
Peter M. D. Bradshaw, Executive Chairman

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company with five precious and base metal projects located in the Americas. The Company is currently focusing its activities to explore, define and advance its Rio Luna Gold Project in Nicaragua. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.